CLECO CORPORATE HOLDINGS LLC	EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

(Unaudited)

	SUCCESSOR	PREDECESSOR
(THOUSANDS, EXCEPT RATIOS)	APR. 13, 2016 - DEC. 31, 2016	JAN. 1, 2016 - APR. 12, 2016	FOR THE YEAR ENDED DEC. 31, 2015		FOR THE YEAR ENDED DEC. 31, 2014		FOR THE YEAR ENDED DEC. 31, 2013		FOR THE YEAR ENDED DEC. 31, 2012
Net (loss) income	$(24,113)	$(3,960)	$133,669		$154,739		$160,685		$163,648
Income tax (benefit) expense	(22,822)	3,468	77,704		67,116		79,575		65,327
Undistributed equity loss from investees	—	—	7		—		—		—
Amortization of capitalized interest	—	—	—		77		308		308
Total fixed charges (from below)	91,338	22,547	79,795		76,163		86,680		88,556

Total earnings	$44,403	$22,055	$291,175		$298,095		$327,248		$317,839

Fixed charges
Interest	$87,315	$21,491	$75,535		$71,959		$81,173		$83,293
Amortization of debt expense, premium, net	3,537	839	3,342		3,227		4,397		3,156
Portion of rentals representative of an interest factor**	362	146	572		489		488		489
Interest of capitalized lease	124	71	346		488		622		1,618

Total fixed charges	$91,338	$22,547	$79,795		$76,163		$86,680		$88,556

Ratio of earnings to fixed charges	*	*	3.65	x	3.91	x	3.78	x	3.59	x

*	Earnings were inadequate to cover fixed charges. The coverage deficiency was $492 for the period January 1, 2016 to April 12, 2016 and $46,935 for the period April 13, 2016 to December 31, 2016.
**	Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.